UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Northwest Biotherapeutics, Inc.

File No. 1-35737 - CF#31198

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     Northwest Biotherapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2014, as amended on December 12, 2014.

     Based on representations by Northwest Biotherapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.40	through January 17, 2021
Exhibit 10.41	through January 17, 2021
Exhibit 10.42	through January 17, 2021
Exhibit 10.43	through January 17, 2021

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Brent J. Fields
          Secretary